UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LDK SOLAR CO., LTD.

(the “Company”)

LDK Silicon & Chemical Technology Co., Ltd.

Peng Xiaofeng

(the “Guarantors”)

(Name of applicants)

Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China

(Address of principal executive offices of the Company)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.535% Convertible Senior Notes due 2016	$358,743,400 aggregate principal amount plus amounts paid-in-kind as permitted by the indenture

Date of issuance:

December 17, 2014

Name and address of agent for service:

Jack Lai

Chief Financial Officer

+1 (408) 245-0858 (Telephone)

+1 (408) 245-8802 (Facsimile)

1290 Oakmead Parkway, Suite 306

Sunnyvale, California 94085

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

Explanatory Note

This Amendment No. 2 to Application for Qualification of Indenture on Form T-3 is being filed solely for the purpose of adding the delaying amendment language to the cover page of the Application for Qualification of Indenture on Form T-3 (File No. 022-29005), which was initially filed on January 15, 2015, as amended on January 21, 2015.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below has duly caused this Application, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Xinyu City, Jiangxi Province, People’s Republic of China, on the 22nd day of January 2015.

(SEAL)

LDK SOLAR CO., LTD.

By:	/s/ Tong Xingxue
	Name:	Tong Xingxue
	Title:	President and CEO

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar Co., Ltd.

(SEAL)

LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.

By:	/s/ Tong Xingxue
	Name:	Tong Xingxue
	Title:	Director

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar Co., Ltd.

PENG XIAOFENG

By:	/s/ Peng Xiaofeng
	Name:	Peng Xiaofeng

Attest:	/s/ Han Lei
	Name:	Han Lei
	Title:	Administrative Assistant

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